                 LPIV ACQUISITION CORP. COMPLETES TENDER OFFER
            FOR ALL OUTSTANDING SHARES OF DURAKON INDUSTRIES, INC.

          Lapeer, Michigan (July 26, 1999) - - Durakon Industries, Inc. (Nasdaq:
"DRKN") and LPIV Acquisition Corp., a wholly owned subsidiary of Littlejohn Partners IV, L.P., announced today that LPIV Acquisition Corp. has completed its tender offer for all of the issued and outstanding shares of common stock of Durakon Industries, Inc. for $16.00, net to the seller in cash. The tender offer expired at 12:00 Midnight, New York City time, on Friday, July 23, 1999, and LPIV Acquisition Corp. will accept for payment and promptly pay for all shares properly tendered and not withdrawn pursuant to the offer.

          Based on a preliminary count by the depository for the offer, approximately 5,995,120 shares were tendered, representing approximately 98% of the outstanding Durakon Industries, Inc. shares(including approximately 34,922 shares subject to guarantees of delivery).

          In accordance with the short-form merger provisions of the Michigan Business Corporation Act, LPIV Acquisition Corp. intends to promptly merge with and into Durakon Industries, Inc., which will be the surviving corporation and become a wholly owned subsidiary of Littlejohn Partners IV, L.P. As a result of the merger, the remaining outstanding shares will be converted into the right to receive $16.00 in cash, without interest.

          Littlejohn & Co. LLC is a private investment fund located in Greenwich, Connecticut. Durakon Industries Inc. is the world's leading producer and marketer of pickup truck bedliners, and is a leader in the production and marketing of rollback car carriers and wheel-lift towing vehicles. Durakon's world headquarters and a major manufacturing facility are in Lapeer, Michigan. Other manufacturing plants are in Greencastle, Pennsylvania; Clinton, Tennessee; and Lerma, Mexico. Prior to the merger, Durakon's common stock was traded on the Nasdaq Stock Market under the ticker symbol DRKN.

          For more information contact: Jim Smith, Corporate Controller of Durakon Industries, Inc., 810-664-0850. At Littlejohn, contact Michael I. Klein, 203-861-4005.